Exhibit 12

UNION TANK CAR COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Line number	For the Year Ended December 31,
		2006		2005		2004		2003		2002
Income Available for Fixed Charges:
Income from continuing operations	1	$197,068		$201,050		$142,646		$69,754		$96,749
Provision for federal income taxes and foreign taxes	2	110,986		53,337		75,073		35,653		55,047
Provision for state income taxes	3	3,580		3,099		6,711		3,325		1,257
Fixed charges (line 8)	4	112,504		109,182		99,576		96,516		103,218

Income available for fixed charges	5	$424,138		$366,668		$324,006		$205,248		$256,271

Fixed Charges:
Interest expenses (including amortization of debt discount) as shown on the consolidated statements of income	6	$95,598		$87,675		$74,796		$71,840		$78,289
Add interest portion of rent expense	7	16,906		21,507		24,780		24,676		24,929

Total fixed charges	8	$112,504		$109,182		$99,576		$96,516		$103,218

Number of times fixed charges were earned (line 5/line 8)		3.77	x	3.36	x	3.25	x	2.13	x	2.48	x